UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 17, 2021 titled “Arcos Dorados Reports Fourth Quarter and Full Year 2020 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 17, 2021

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER AND FULL YEAR 2020 FINANCIAL RESULTS

•	Solid finish to a challenging year with fourth quarter consolidated revenue at almost 95% of the prior year period in constant currency, despite a tough comparison

•	Drive-Thru and Delivery up 49% and 171% in constant currency, respectively, versus the prior year quarter, capturing market share in the Company’s largest markets

•	Adjusted EBITDA reached $58.4 million in the fourth quarter, excluding Venezuela, building sequentially on each Division’s positive results in the prior quarter

•	Strong cash flow from operations drove an increase of nearly $30 million in cash and equivalents versus the prior quarter-end

Montevideo, Uruguay, March 17, 2021 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months ended December 31, 2020, and audited results for the full year 2020.

Fourth Quarter 2020 Highlights – Excluding Venezuela

•	Consolidated revenues totaled $605.7 million, 19.5% lower in US dollars, or 5.3% lower on a constant currency basis[1], versus the prior year period.

•	Systemwide comparable sales[1] declined 7.9% versus the prior year quarter, despite a tough comparison, reflecting another strong sequential quarterly improvement.

•	Food and Paper costs declined by nearly 35 basis points as a percentage of sales at company-operated restaurants, compared with the prior year period.

•	All four Divisions added to a positive Consolidated Adjusted EBITDA[1] margin of 9.6%, compared to 5.5% in 3Q20 and 13.5% in 4Q19, which included a 130 basis point contribution from a non-cash bad debt reserve reversal in Puerto Rico.

•	Basic net income per share was $0.12, compared to basic net income of $0.18 per share in the prior year quarter.

Full Year 2020 Highlights – Excluding Venezuela

•	Consolidated revenues totaled $2.0 billion, a 32.9% decrease in US dollars, due to the impact of the COVID-19 pandemic and the depreciation of several local currencies. On a constant currency basis, consolidated revenues declined 20.0%.

•	Systemwide comparable sales declined 22.3% versus 2019.

•	Food and Paper costs were 10 basis points lower as a percentage of sales at company-operated restaurants versus 2019, successfully off-setting significant cost pressures.

•	Consolidated Adjusted EBITDA of $72.5 million was 75.5% and 75.9% lower in US dollars and on a constant currency basis, respectively, impacted by the COVID-19 pandemic.

•	Consolidated Adjusted EBITDA margin contracted 6.3 percentage points to 3.7%, primarily due to the impact of the pandemic on the Company’s ability to leverage its fixed costs.

•	G&A expenses decreased 19.2% in US dollars and 2.0% in constant currency terms.

•	Basic net loss per share was $(0.69), compared to net income per share of $0.43 in the previous year.

“In 2020 we faced the most unexpected and unprecedented crisis of our lifetimes, forcing us to find new ways to work in our restaurants and offices while managing a business with an enormous geographic footprint and a vast network of suppliers and sub-franchisees. We met the challenge because of our proactive and aggressive responses to the crisis. But also because we have historically taken a long-term, strategic approach to growth. Our best-in-class free-standing restaurant footprint supported the strong growth of Drive-thru, Delivery and Digital throughout the year. We strengthened the McDonald’s brand through significant market share gains in many key markets. The McProtegidos program also contributed to Brand trust, consolidating McDonald’s as the safest restaurant experience in the QSR industry. Financial results improved steadily during the second half of 2020 and our disciplined financial management ensured a relatively modest increase in financial leverage despite the material impact of the pandemic on full year results,” said Marcelo Rabach, Chief Executive Officer of Arcos Dorados.

“Looking ahead, we are increasing our commitment to make a positive influence on the communities we serve. I am proud to announce that Arcos Dorados is the first major restaurant operator in Latin America and the Caribbean to incorporate ESG indicators in its executive variable compensation program. Starting this year, in order to reach their full variable compensation targets, our bonus-eligible employees will need to meet objectives related to youth opportunity as well as responsible and ethical business practices. With respect to this year’s financial results, we expect some uncertainty in the short-term, but we firmly believe Arcos Dorados is poised for long-term success as market conditions normalize over the course of 2021,” he concluded.

Fourth Quarter 2020 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q19 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	4Q20 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,293				2,236

Sales by Company-operated Restaurants	715.3	(100.3)	(34.3)	(0.3)	580.4	-18.9%
Revenues from franchised restaurants	39.1	(6.6)	(5.5)	(0.1)	27.0	-30.9%
Total Revenues	754.4	(106.9)	(39.7)	(0.4)	607.4	-19.5%

Adjusted EBITDA	100.4	(10.1)	(33.2)	0.4	57.5	-42.8%
Adjusted EBITDA Margin	13.3%				9.5%
Net income (loss) attributable to AD	33.0	(4.5)	(8.6)	2.1	22.0	-33.1%
No. of shares outstanding (thousands)	204,070				207,266
EPS (US$/Share)	0.16				0.11

(4Q20 = 4Q19 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Company’s operating performance is focused on consolidated results that exclude Venezuela.

Main variations in Other Operating Income / (Expenses), net

Included in Adjusted EBITDA: The year-over-year variation is mainly explained by the positive impact of the recovery of a provision for contingencies in the fourth quarter of 2019 versus the negative impact of a tax-related provision in the fourth quarter of 2020, both in Brazil.

Excluded from Adjusted EBITDA: There were no material variations.

Fourth quarter net income attributable to the Company totaled $22.0 million, compared to net income of $33.0 million in the same period of 2019. Arcos Dorados’ recorded earnings of $0.11 per share in the fourth quarter of 2020 compared to earnings of $0.16 per share in the corresponding 2019 period. Total weighted average shares for the fourth quarter of 2020 amounted to 207,265,620 compared to 204,069,509 in the prior year’s quarter.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q20 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	2,173			2,126

Sales by Company-operated Restaurants	713.5	(100.3)	(34.3)	578.9	-18.9%	-4.8%
Revenues from franchised restaurants	38.8	(6.6)	(5.5)	26.8	-31.0%	-14.1%
Total Revenues	752.3	(106.9)	(39.7)	605.7	-19.5%	-5.3%
Systemwide Comparable Sales						-7.9%
Adjusted EBITDA	101.7	(10.1)	(33.2)	58.4	-42.6%	-32.7%
Adjusted EBITDA Margin	13.5%			9.6%	-3.9%
Net income (loss) attributable to AD	37.2	(4.5)	(8.6)	24.1	-35.3%	-23.1%
No. of shares outstanding (thousands)	204,070			207,266
EPS (US$/Share)	0.18			0.12

Excluding Arcos Dorados’ Venezuelan operation, total revenues in US dollars decreased 19.5% year-over-year, heavily impacted by the significant average depreciation of key local currencies, including the Brazilian real and the Argentine peso. Constant currency revenues declined 5.3% in the quarter, impacted by the COVID-19 pandemic.

The percentage of restaurants operating at least one sales segment continued to increase sequentially from 55% at the end of the first quarter to 88%, 95% and 99% at the end of the second, third and fourth quarters, respectively. Importantly, 77% of restaurants were fully opened at the end of the fourth quarter, compared to 59% at the end of the third quarter. The Company was also able to operate the vast majority of its dessert centers, throughout most of the quarter.

The sequential improvement in quarterly sales performance established during the third quarter continued during the fourth quarter, despite the difficult comparison with the strong finish in 2019. Systemwide comparable sales for the fourth quarter were down 7.9%, following a decline of 27.2% and 51.0% in the third and second quarters, respectively.

Systemwide comparable sales continued growing versus the prior year in the Company’s free-standing restaurants, including in Brazil and in many of the markets of the Caribbean division, while sales and guest traffic in mall and food court restaurants remained challenging. The Drive-Thru and Delivery segments, which benefit from the Company’s unmatched and growing footprint of free-standing restaurants, continued supporting results and important market share gains across many of its largest markets.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 4Q20 Adjusted EBITDA

Fourth quarter consolidated Adjusted EBITDA, excluding Venezuela, reached $58.4 million, and was positive in all four divisions, as a result of the strong sales recovery and efficient cost management during the COVID-19 pandemic. Adjusted EBITDA margin was down 390 basis points, or 260 basis points when adjusted for Puerto Rico’s $10 million non-cash bad debt reserve reversal included in the prior year result. Higher margins in the Caribbean and SLAD were offset by margin contractions in Brazil and NOLAD. Notably, the sustained recovery in sales, combined with operational adjustments and cost management actions, drove efficiency gains and generated margin expansion at the restaurant-level versus the prior year.

Consolidated G&A expenses decreased 15.4% year-over-year in US dollars, or 0.2% in constant currency terms, despite weighted inflation on G&A of 9.1%.

Non-operating Results

Arcos Dorados’ non-operating results for the fourth quarter, excluding Venezuela, included a $13.5 million non-cash foreign currency exchange gain, compared to a non-cash gain of $2.7 million in the same period of 2019. This year’s gain mainly reflects the impact of the appreciation of the Brazilian real, from the previous quarter end, on intercompany balances. The Company also recorded a gain of $7.6 million, related to transactions with certain securities. Net interest expense was $0.9 million higher year-over-year. Excluding Venezuela, the Company estimated income tax expenses of $6.2 million in the fourth quarter, compared to $14.8 million in the prior-year period.

Fourth quarter net income attributable to the Company, excluding Venezuela, totaled $24.1 million, compared to net income of $37.2 million in the prior year period. Earnings per share was $0.12 in the fourth quarter 2020, excluding Venezuela, compared to earnings per share of $0.18 in the prior year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,023			1,020

Total Revenues	369.3	(78.0)	(37.5)	253.7	-31.3%	-10.2%
Systemwide Comparable Sales						-10.6%
Adjusted EBITDA	79.3	(10.0)	(36.7)	32.6	-58.9%	-46.3%
Adjusted EBITDA Margin	21.5%			12.8%	-8.7%

As reported revenues decreased 31.3%, mainly due to the 24% year-over-year average depreciation of the Brazilian real against the US dollar. Revenues declined 10.2% on a constant currency basis due to government-imposed operating restrictions related to the pandemic. Systemwide comparable sales decreased 10.6%, with a solid sequential improvement versus a decline of 26.2% in the third quarter and 46.3% in the second quarter.

Almost 55% of the division’s restaurants are street-facing, including more than 460 free-standing restaurants, which generated positive systemwide comparable sales growth on a year-over-year basis, on top of the prior year quarter’s strong results. Mall-based restaurant performance remained challenging in the quarter due to capacity restrictions impacting counter and dessert center sales. The Brazil division was operating substantially all its restaurants at the end of the quarter with 65% of restaurants operating all sales segments.

Marketing activities for the fourth quarter focused on the Company’s iconic products, such as a Cheddar McMelt campaign, which received strong consumer response through digital and social media. Also during the quarter, the Company received the prestigious Effie Advertiser of the Year award across all industries, which recognizes the use of world class creativity to drive strong business results. The Company continued strengthening the Drive-thru segment through exclusive digital promotions and dedicated media. Delivery was also a key sales driver during the quarter, growing triple digits versus the prior year. Downloads of the McDonald’s App outperformed the nearest competitor by 70% in the quarter.

As reported Adjusted EBITDA in the division reached $32.6 million in the quarter, up around 50% versus the third quarter. Compared with the prior year period, Adjusted EBITDA margin was down 870 basis points. Last year’s Adjusted EBITDA included the positive impact of the recovery of a provision for contingencies, whereas this year’s Adjusted EBITDA included the negative impact of a tax provision. Excluding these one-offs, Adjusted EBITDA margin contracted 490 basis points versus the prior year quarter as the decline in sales outpaced the reduction in costs and expenses.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	530			507

Total Revenues	114.4	(4.4)	(14.5)	95.6	-16.5%	-12.6%
Systemwide Comparable Sales						-14.8%
Adjusted EBITDA	12.5	(0.1)	(3.9)	8.4	-32.7%	-31.3%
Adjusted EBITDA Margin	11.0%			8.8%	-2.2%

As reported revenues decreased 16.5%, or 12.6% on a constant currency basis, primarily due to the ongoing effects of the pandemic. Systemwide comparable sales decreased 14.8%, with a strong sequential improvement from declines of 35.6% in the third quarter and 50.7% in the second quarter.

Substantially all of the division’s restaurants were open with most operating all sales segments at the end of the fourth quarter. Around one third of the restaurants in Panama were closed in October, as shopping malls had not yet reopened in the country.

Marketing activities in the fourth quarter focused on the Company’s core products in all three markets, all with strong customer response and engagement. Delivery was also a key sales driver for the Company, enhanced by activations with the delivery aggregators promoting family bundles and special packs for group occasions. Also in the quarter, the Company continued strengthening the Drive-thru segment with operational improvements, enhancing customer experience and the launch of the loyalty program “Club VIP Automac” in all three markets.

As reported Adjusted EBITDA reached $8.4 million in the fourth quarter, up significantly from $0.7 million in the third quarter. The result represents a year-over-year decline of 32.7%, or 31.3% in constant currency terms, due to the decline in revenue and a 2.2 percentage point contraction in the Adjusted EBITDA margin as the decline in sales outpaced the reduction in costs and expenses during the quarter.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	404			391

Total Revenues	169.3	(24.3)	(6.9)	138.1	-18.4%	-4.1%
Systemwide Comparable Sales						-3.0%
Adjusted EBITDA	14.0	(3.6)	6.3	16.7	19.6%	44.8%
Adjusted EBITDA Margin	8.3%			12.1%	3.8%

As reported revenues decreased 18.4%, due largely to the 26% year-over-year average depreciation of the Argentine peso against the US dollar. Continued operating restrictions led to a constant currency revenue decline of 4.1%. Systemwide comparable sales decreased 3.0%, with another significant sequential improvement compared with a decline of 37.8% in the third quarter and 68.2% in the second quarter.

The SLAD division was operating 99% of its restaurants at the end of the quarter, and 73% were operating all sales segments, versus only 30% at the end of the third quarter.

Marketing activities for the fourth quarter focused on the Company’s core products and on leveraging its competitive advantages. Activities included the launch of a Drive-thru mobility campaign, focused on promoting the different kinds of mobility for the segment in Argentina. In Uruguay, the Company continued innovating with the launch of the Triple Quarter Pounder with Cheese, as a line extension of this beloved sandwich, driving incremental traffic. The Company also launched the McFlurry Crossover, with aspirational chocolate brands KitKat, Oreo and M&M’s mixed simultaneously.

As reported Adjusted EBITDA totaled $16.7 million, an increase of 19.6% versus the prior year, or 44.8% in constant currency terms. The growth was driven by a recovery in the Chilean business compared with the fourth quarter of 2019, which was impacted by the country’s social unrest, combined with a solid result in Argentina. Adjusted EBITDA margin rose 3.8 percentage points, boosted by the strong recovery in sales that helped drive cost and expense leverage.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q19 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	4Q20 (a+b+c+d)	% As Reported
Total Restaurants (Units)	336				318

Total Revenues	101.3	(0.2)	19.2	(0.3)	120.0	18.4%

Adjusted EBITDA	13.0	0.1	2.4	0.5	16.0	22.9%
Adjusted EBITDA Margin	12.9%				13.4%	0.5%

The Caribbean division’s results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Caribbean division’s operating performance focuses on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q20 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	216			208

Total Revenues	99.3	(0.2)	19.2	118.3	19.2%	19.3%
Systemwide Comparable Sales						7.4%
Adjusted EBITDA	14.4	0.1	2.4	16.9	17.4%	16.7%
Adjusted EBITDA Margin	14.5%			14.3%	-0.2%

Revenues in the Caribbean division, excluding Venezuela, increased 19.2% in US dollars, or 19.3% in constant currency terms. Systemwide comparable sales increased 7.4%, sustaining the sequential improvement compared with the 1.0% increase in the third quarter and 40.4% decline in the second quarter. Total revenue growth also reflects 100% company-operated restaurants in Puerto Rico in the fourth quarter of 2020, versus 67% in the prior year quarter.

At the end of the quarter, 98% of the division’s restaurants were operational, with 90% operating all sales segments. Free-standing restaurants, which represent 72% of the division’s footprint, continued generating positive sales growth versus the prior year.

Marketing activities for the fourth quarter in Puerto Rico focused on celebrating the Company’s iconic products such as the “Spicy McNuggets” campaign, which received strong consumer response with inventories lasting just three weeks, compared to the original four-week plan. Also, the “J Balvin Meal” campaign, that showcased three iconic products (Big Mac, McFries and McFlurry), and helped strengthen the Brand's ties with a younger target audience. The Company continued offering product innovation to consumers with the launch of the “Double Tasty” in Colombia and “American BBQ” in Puerto Rico, generating incremental sales in the Premium business. Also during the quarter, sales in the Drive-thru segment benefitted from exclusive promotions and dedicated media, especially in Colombia.

As reported Adjusted EBITDA reached $16.9 million, growing 17.4% year-over-year, or 16.7% in constant currency terms, despite the fact that last year’s Adjusted EBITDA included a $10 million non-cash bad debt reserve reversal in Puerto Rico. Adjusted EBITDA margin contracted 20 basis points to 14.3%, but expanded 990 basis points excluding the non-cash reserve reversal from the prior year result. Notably, profitability benefitted from the growth of Drive-thru sales in Colombia as well as better results in the US dollar and euro-generating markets of Puerto Rico and the French West Indies, respectively.

New Unit Development

Figure 8. Total Restaurants (eop)*
	December 2020	September 2020	June 2020	March 2020	December 2019
Brazil	1,020	1,023	1,024	1,025	1,023
NOLAD	507	513	530	531	530
SLAD	391	397	402	406	404
Caribbean	318	324	335	336	336
TOTAL	2,236	2,257	2,291	2,298	2,293
* Considers Company-operated and franchised restaurants at period-end

Figure 9. Current Footprint
	Store Type*		Total Restaurants	Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC		Company Operated	Franchised
Brazil	553	467	1,020	610	410	77	2,012
NOLAD	314	193	507	353	154	13	588
SLAD	229	162	391	344	47	122	390
Caribbean	251	67	318	269	49	31	324
TOTAL	1,347	889	2,236	1,576	660	243	3,314
* FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

The Company opened 9 new restaurants during the twelve-month period ended December 31, 2020. In-line with its guidance, excluding Venezuela, the Company optimized its footprint by closing 56 restaurants in 2020, with about 60% of closings between Mexico and Argentina. At the end of the fourth quarter, the Company had 733 Experience of the Future Restaurants.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $166.0 million and total financial debt (including the value of derivative instruments) was $673.2 million, as of December 31, 2020. Net debt (Total Financial Debt minus Cash and cash equivalents) was $507.2 million, up $33.4 million versus the prior year end, as cash provided by operating activities and the Company’s hedging strategy mostly offset the issuance of an additional $150 million of the 2027 Notes. The Net Debt/Adjusted EBITDA ratio was 7.4x at the end of the reporting period.

Figure 10. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	December 31	December 31
	2020	2019
Cash & cash equivalents (i)	165,989	121,905
Total Financial Debt (ii)	673,232	595,781
Net Financial Debt (iii)	507,243	473,876
Total Financial Debt / LTM Adjusted EBITDA ratio	9.9	2.0
Net Financial Debt / LTM Adjusted EBITDA ratio	7.4	1.6
(i) Cash & cash equivalents includes Short-term investment
(ii)Total financial debt includes long-term debt, short-term debt, and derivative instruments (including the asset portion of derivatives amounting to $122.6 million and $57.8 million as a reduction of financial debt as of December 31, 2020 and December 31, 2019, respectively).
(iii) Total financial debt less cash and cash equivalents.

Net cash generated from operating activities for the three months ended December 31, totaled $66.2 million, while cash used in net investing activities totaled $25.0 million. Capital expenditures in the quarter totaled $21.5 million, compared to $98.1 million in the previous year’s period. Net cash used in financing activities was $15.1 million.

Full Year 2020 – Excluding Venezuela

Excluding the Venezuelan operation and for the year ended December 31, 2020, the Company’s revenues, in US dollars, decreased by 32.9% to $2.0 billion, impacted by the COVID-19 pandemic and the depreciation of several of the region’s key currencies. This led to a significant de-leveraging of the Company’s costs and expenses, resulting in a consolidated Adjusted EBITDA margin contraction of 6.3 percentage points to 3.7% versus the prior year.

Consolidated net loss for full year 2020 amounted to $(141.8) million, compared with net income of $88.5 million in 2019. The Company recorded net loss per share of $(0.69), compared to earnings per share of $0.43 in the previous year.

Net cash provided by operating activities for 2020 totaled $16.0 million, while cash used in net investing activities totaled $88.7 million. Capital expenditures for full year 2020 totaled $86.3 million, compared to $265.2 million in the previous year. Net cash provided by financing activities was $125.6 million, which included the issuance of an additional $153.4 million in 2027 Notes as part of a liability management transaction in September and October 2020.

Recent Developments

Executive Variable Compensation Program

Arcos Dorados will incorporate Environmental, Social and Governance (ESG) indicators, beginning in 2021, for determining a portion of the variable compensation of its bonus-eligible employees. For the first year, the Company selected indicators related to youth opportunity as well as responsible and ethical business practices.

2021 Annual General Shareholders’ Meeting (AGM)

On March 12, 2021, the Company announced the date for its AGM, which will be held on April 28,

2021, in Bogota, Colombia, at 10:00 a.m. (local time), for all shareholders of record as of March 26, 2021. AGM materials are available on the investor relations website: www.arcosdorados.com/ir

Fourth Quarter and Full Year 2020 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, March 17, 2021, at 10 a.m. ET. In order to access the webcast, members of the investment community should follow this link Arcos Dorados Investor Update.

A replay of the webcast will be available later today through May 11, 2021 in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 21 of our financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,200 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 12/31/2020). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2020. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Fourth Quarter & Full Year 2020 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 11. Fourth Quarter & Full Year 2020 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2020	2019	2020	2019
REVENUES
Sales by Company-operated restaurants	580,397	715,300	1,894,618	2,812,287
Revenues from franchised restaurants	26,996	39,066	89,601	146,790
Total Revenues	607,392	754,366	1,984,219	2,959,077
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(205,296)	(255,776)	(677,087)	(1,007,584)
Payroll and employee benefits	(111,546)	(140,364)	(413,074)	(567,653)
Occupancy and other operating expenses	(166,094)	(201,081)	(624,154)	(799,633)
Royalty fees	(33,886)	(38,969)	(110,957)	(155,388)
Franchised restaurants - occupancy expenses	(12,736)	(7,777)	(43,512)	(61,278)
General and administrative expenses	(46,774)	(55,302)	(171,382)	(212,515)
Other operating income (expenses), net	(9,340)	5,528	(10,807)	4,910
Total operating costs and expenses	(585,672)	(693,741)	(2,050,973)	(2,799,141)
Operating (loss) income	21,720	60,625	(66,754)	159,936
Net interest expense	(14,816)	(13,879)	(59,068)	(52,079)
Gain (loss) from derivative instruments	(1,915)	(1,350)	(2,297)	439
Gain from securities	7,606	-	25,676	-
Foreign currency exchange results	13,288	2,639	(31,707)	12,754
Other non-operating expenses, net	2,427	216	2,296	(2,097)
Income before income taxes	28,310	48,251	(131,854)	118,953
Income tax expense	(6,188)	(15,187)	(17,532)	(38,837)
Net (loss) income	22,122	33,064	(149,386)	80,116
Net (loss) income attributable to non-controlling interests	(86)	(105)	(65)	(220)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	22,036	32,959	(149,451)	79,896
Earnings per share information ($ per share):
Basic net income per common share	$ 0.11	$ 0.16	$ (0.73)	$ 0.39
Weighted-average number of common shares outstanding-Basic	207,265,620	204,069,509	205,417,516	204,003,977
Adjusted EBITDA Reconciliation
Operating income	21,720	60,625	(66,754)	159,936
Depreciation and amortization	30,390	33,548	126,853	123,218
Operating charges excluded from EBITDA computation	5,353	6,204	8,012	8,621
Adjusted EBITDA	57,463	100,377	68,111	291,775
Adjusted EBITDA Margin as % of total revenues	9.5%	13.3%	3.4%	9.9%

Fourth Quarter & Full Year 2020 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 12. Fourth Quarter & Full Year 2020 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2020	2019	2020	2019
REVENUES
Sales by Company-operated restaurants	578,929	713,521	1,890,645	2,803,363
Revenues from franchised restaurants	26,784	38,806	89,081	145,532
Total Revenues	605,713	752,327	1,979,725	2,948,895
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(205,192)	(255,369)	(676,707)	(1,006,551)
Payroll and employee benefits	(111,513)	(140,065)	(412,228)	(566,581)
Occupancy and other operating expenses	(165,300)	(199,921)	(621,039)	(794,870)
Royalty fees	(33,886)	(38,969)	(110,957)	(155,388)
Franchised restaurants - occupancy expenses	(12,648)	(7,633)	(43,136)	(60,766)
General and administrative expenses	(45,690)	(54,001)	(168,036)	(207,992)
Other operating (expenses) income, net	(7,870)	8,129	(6,664)	11,433
Total operating costs and expenses	(582,099)	(687,829)	(2,038,767)	(2,780,715)
Operating (loss) income	23,615	64,498	(59,042)	168,180
Net interest expense	(14,817)	(13,879)	(59,072)	(52,078)
Gain (loss) from derivative instruments	(1,915)	(1,350)	(2,297)	439
Gain from financial instruments	7,606	-	25,676	-
Foreign currency exchange results	13,451	2,696	(31,734)	13,337
Other non-operating (loss) expenses, net	2,427	216	2,296	(2,097)
Income before income taxes	30,367	52,181	(124,173)	127,781
Income tax expense	(6,183)	(14,839)	(17,586)	(39,053)
Net (loss) income	24,184	37,342	(141,758)	88,728
Net (loss) income attributable to non-controlling interests	(86)	(105)	(65)	(220)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	24,098	37,237	(141,823)	88,508
Earnings per share information ($ per share):
Basic net income per common share	$ 0.12	$ 0.18	$ (0.69)	$ 0.43
Weighted-average number of common shares outstanding-Basic	207,265,620	204,069,509	205,417,516	204,003,977
Adjusted EBITDA Reconciliation
Operating income	23,615	64,498	(59,042)	168,180
Depreciation and amortization	30,169	33,171	125,450	121,554
Operating charges excluded from EBITDA computation	4,568	4,080	6,118	6,498
Adjusted EBITDA	58,352	101,749	72,526	296,232
Adjusted EBITDA Margin as % of total revenues	9.6%	13.5%	3.7%	10.0%

Fourth Quarter & Full Year 2020 Results by Division

(In thousands of U.S. dollars)

Figure 13. Fourth Quarter & Full Year 2020 Consolidated Results by Division (In thousands of U.S. dollars)
	4Q				FY
	Three-Months ended		% Incr.	Constant	Twelve-Months ended		% Incr.	Constant
	December 31,		/	Currency	December 31,		/	Currency
	2020	2019	(Decr)	Incr/(Decr)%	2020	2019	(Decr)	Incr/(Decr)%
Revenues
Brazil	253,729	369,302	-31.3%	-10.2%	862,748	1,385,566	-37.7%	-20.3%
Caribbean	119,983	101,329	18.4%	n/a	381,090	399,251	-4.5%	n/a
Caribbean - Excl. Venezuela	118,304	99,290	19.2%	19.3%	376,596	389,069	-3.2%	-1.7%
NOLAD	95,583	114,438	-16.5%	-12.6%	311,887	431,266	-27.7%	-25.0%
SLAD	138,097	169,297	-18.4%	-4.1%	428,494	742,994	-42.3%	-26.3%
TOTAL	607,392	754,366	-19.5%	n/a	1,984,219	2,959,077	-32.9%	n/a
TOTAL - Excl. Venezuela	605,713	752,327	-19.5%	-5.3%	1,979,725	2,948,895	-32.9%	-20.0%

Operating Income (loss)
Brazil	18,491	62,131	-70.2%	-61.2%	16,121	164,342	-90.2%	-90.3%
Caribbean	9,740	1,003	870.1%	n/a	4,494	(1,101)	-508.6%	n/a
Caribbean - Excl. Venezuela	11,634	4,876	138.7%	136.8%	12,206	7,143	71.0%	44.8%
NOLAD	(944)	5,929	-115.9%	-119.7%	(16,680)	16,539	-200.8%	-217.9%
SLAD	11,221	10,100	11.1%	49.1%	(16,626)	42,410	-139.2%	-152.4%
Corporate and Other	(16,789)	(18,538)	9.4%	-10.2%	(54,063)	(62,254)	-13.2%	-9.6%
TOTAL	21,719	60,625	-64.2%	n/a	(66,754)	159,936	-141.7%	n/a
TOTAL - Excl. Venezuela	23,613	64,498	-63.4%	-54.9%	(59,042)	168,180	-135.1%	-149.7%

Adjusted EBITDA
Brazil	32,575	79,262	-58.9%	-46.3%	76,155	227,844	-66.6%	-58.9%
Caribbean	16,033	13,043	22.9%	n/a	28,847	24,955	15.6%	n/a
Caribbean - Excl. Venezuela	16,922	14,416	17.4%	16.7%	33,263	29,412	13.1%	8.8%
NOLAD	8,447	12,545	-32.7%	-31.3%	10,207	39,027	-73.8%	-77.9%
SLAD	16,709	13,968	19.6%	44.8%	3,272	63,120	-94.8%	-100.0%
Corporate and Other	(16,305)	(18,442)	11.6%	-7.0%	(50,370)	(63,171)	-20.3%	0.1%
TOTAL	57,459	100,376	-42.8%	n/a	68,111	291,775	-76.7%	n/a
TOTAL - Excl. Venezuela	58,348	101,749	-42.6%	-32.7%	72,527	296,232	-75.5%	-75.9%

Figure 14. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
4Q20	5.40	20.53	80.03
4Q19	4.12	19.23	59.36
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 15. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	December 31	December 31
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	165,989	121,880
Short-term investment	-	25
Accounts and notes receivable, net	94,249	99,862
Other current assets (1)	155,293	183,601
Total current assets	415,531	405,368
Non-current assets
Property and equipment, net	796,532	960,986
Net intangible assets and goodwill	37,046	43,044
Deferred income taxes	55,567	68,368
Derivative instruments	121,901	57,828
Leases right of use assets, net	790,969	922,165
Other non-current assets (2)	76,408	99,926
Total non-current assets	1,878,423	2,152,317
Total assets	2,293,954	2,557,685
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	209,535	259,577
Taxes payable (3)	91,284	123,805
Accrued payroll and other liabilities	79,218	86,379
Other current liabilities (4)	56,726	27,068
Provision for contingencies	2,024	2,035
Financial debt (5)	7,856	26,436
Operating lease liabilities	56,828	70,147
Total current liabilities	503,471	595,447
Non-current liabilities
Accrued payroll and other liabilities	21,884	23,497
Provision for contingencies	24,924	24,123
Financial debt (6)	787,979	627,173
Deferred income taxes	5,067	4,297
Operating lease liabilities	752,613	861,582
Total non-current liabilities	1,592,467	1,540,672
Total liabilities	2,095,938	2,136,119
Equity
Class A shares of common stock	386,603	383,204
Class B shares of common stock	132,915	132,915
Additional paid-in capital	11,540	13,375
Retained earnings	290,895	471,149
Accumulated other comprehensive losses	-584,860	(519,505)
Common stock in treasury	-39,547	(60,000)
Total Arcos Dorados Holdings Inc shareholders’ equity	197,546	421,138
Non-controlling interest in subsidiaries	470	428
Total equity	198,016	421,566
Total liabilities and equity	2,293,954	2,557,685

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "McDonald's Corporation's indemnification for contingencies", and "Derivative Intruments".

(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".